FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)

 5 August 2016

HSBC HOLDINGS PLC
BASE PROSPECTUS SUPPLEMENT DATED 4 AUGUST 2016
AND THE FORM 6-K DATED 3 AUGUST 2016

A Base Prospectus Supplement dated 4 August 2016 to the Base Prospectus dated 4 March 2016 relating to the Debt Issuance Programme prepared by HSBC Holdings plc and the Form 6-K dated 3 August 2016 with respect to the interim financial statements for the six month period ended 30 June 2016 have been submitted to the National Storage Mechanism and will shortly be available for inspection at http://www.hemscott.com/nsm.do.
To view the Base Prospectus Supplement, please paste the following URL into the address bar of your browser:
http://www.hsbc.com/investor-relations/fixed-income-securities/issuance-programmes

Note to editors:
HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 4,400 offices in 71 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,608bn at 30 June 2016, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                          Name: Ben J S Mathews

                                                                                                      Title: Group Company Secretary

                                                                                    Date: 05 August 2016